UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015.

ROCKWELL COLLINS
Retirement Savings
Plan for
Bargaining Unit Employees

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2314475
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

400 Collins Road NE	52498
Cedar Rapids, Iowa	(Zip Code)
(Address of principal executive offices)

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

Rockwell Collins Retirement
Savings Plan for Bargaining
Unit Employees
EIN#: 52-2314475, Plan #: 004

Financial Statements as of and for the
Years Ended December 31, 2015 and 2014
and Reports of Independent
Registered Public Accounting Firms

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor, Plan Administrator, and Participants of
Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees
Cedar Rapids, IA
We have audited the accompanying statements of net assets available for benefits of Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan an as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Kansas City, MO
June 24, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of
Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees

We have audited the accompanying statement of net assets available for benefits of Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 24, 2015

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Investments at fair value:
Rockwell Collins Defined Contribution Master Trust:
Participant-directed investments	$—	$95,823,272
Partially nonparticipant-directed investment - Rockwell Collins Stock Fund	—	25,102,925
Total Investments	—	120,926,197

Notes receivable from participants	—	4,254,926
Other receivables	—	5,180
Total Receivables	—	4,260,106

Total Assets	—	125,186,303

LIABILITIES:
Accrued expenses	—	(30,200)

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	—	125,156,103

Adjustment from fair value to contract value for fully benefit-responsive stable value fund (1)	—	(132,030)

NET ASSETS AVAILABLE FOR BENEFITS	$—	$125,024,073
(1) ASU 2015-12 does not require the adjustment of fully benefit-responsive investment contracts from fair value to contract value. This amendment is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Rockwell Collins has not elected to early adopt this amendment; therefore, the statements above contain the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Investment income:
Plan interest in net investment income of Rockwell Collins Defined Contribution Master Trust	$3,129,578	$11,008,406

Contributions:
Participants	8,270,876	8,417,558
Employer	2,516,383	2,607,599
Rollovers	117,206	—
Total contributions	10,904,465	11,025,157

Interest from notes receivable from participants	174,905	162,671

Other income	2,658	1,344

Total investment income, contributions and note interest income	14,211,606	22,197,578

Deductions:
Payments to participants or beneficiaries	(10,347,866)	(12,209,937)
Deemed distributions and loan defaults	(180,382)	(123,819)
Administrative expenses	(70,036)	(89,833)
Total deductions	(10,598,284)	(12,423,589)

NET TRANSFERS BETWEEN AFFILIATED PLANS	(128,637,395)	(566,771)

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(125,024,073)	9,207,218

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	125,024,073	115,816,855

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$—	$125,024,073

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1. DESCRIPTION OF PLAN
This brief description of the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees is provided for general information purposes only. Participants should refer to plan documents for more complete information.
Prior to December 31, 2015, Rockwell Collins, Inc. (the Company) maintained three defined contribution savings plans in the U.S. for the benefit of its employees. These plans were the Rockwell Collins Retirement Savings Plan (legacy Savings Plan), the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (legacy Union Plan) and the ARINC, Inc. Tax Deferred Savings Plan (legacy ARINC Plan). On December 31, 2015, the legacy Union Plan and the legacy ARINC Plan merged into the legacy Savings Plan, and all assets and liabilities from these plans were transferred. In order to gain year over year comparability, the three plans must be viewed together.
This report contains legacy Union Plan information for the year ended December 31, 2014 and for activity that occurred during the year ended December 31, 2015. Asset balances were $0 at December 31, 2015 for the legacy Union Plan.
Participants include members and retirees of the International Brotherhood of Electrical Workers locals 1362 and 1634, International Union of Electric, Electrical, Salaried, Machine and Furniture Workers - Communications Workers of America local 86787 and various International Alliance of Theatrical Stage Employees locals.
Prior to December 31, 2015, the investment assets of the legacy Savings and Union Plans were held and administered by the Rockwell Collins Defined Contribution Master Trust (the Master Trust). Each of the participating plans had an interest in the net assets of the Master Trust and changes therein. The Master Trust provided segregated accounting for each plan and existed primarily to allow a single investment fund for the participants in the common stock of the Company at an administrative cost less than if each plan had a separate fund. The merger of the legacy Union and legacy ARINC Plans into the legacy Savings Plan on December 31, 2015 eliminated the requirement for a Master Trust. The Master Trust was dissolved on December 31, 2015.
General – The legacy Union Plan is a defined contribution plan sponsored by the Company. Substantially all U.S.-based bargaining unit employees are eligible to participate in the legacy Union Plan immediately upon hire. The Rockwell Collins Employee Benefit Plan Committee controls and manages the operation and administration of the legacy Union Plan. The assets are held in custody with Fidelity Management Trust Company (the Trustee). The Employee Benefit Plan Committee of the Company selects the investment options available to participants. The legacy Union Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions – The legacy Union Plan provides that eligible employees may contribute up to a maximum of 50 percent of eligible compensation. Participant contributions can be made either pre-tax or after-tax, up to Internal Revenue Code (IRC) specified limits. However, pre-tax contributions by highly compensated participants are limited to eight percent of the participant’s eligible compensation. Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions to the legacy Union Plan, as specified in the IRC.
Company matching contributions are calculated each pay period and are equal to 50 percent of the first six percent of eligible compensation contributed by participants. Company matching contributions are not made on the catch-up contributions. Participant contributions are allocated according to the investment fund elections of the participant, while Company matching contributions are made to the Rockwell Collins Stock Fund. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the available investment funds within the legacy Union Plan at any time, which makes the Rockwell Collins Stock Fund a partially nonparticipant-directed investment.
Newly eligible employees are automatically enrolled in the legacy Union Plan at a one percent pre-tax contribution rate and Company matching contributions begin immediately. Each May, employees contributing less than six percent to the legacy Union Plan will have their contribution rates increased by one percent each year unless they opt out of the Annual Increase Program. For those participants who do not select an investment option, their contributions are invested in the default fund, which is the State Street Global Advisors (SSgA) Target Retirement Fund closest to the date the participant turns age 65. In December 2015, State Street changed the name of the fund to the State Street Target Retirement Fund. Participants may elect to change their contribution rate or transfer all or a portion of their balances to any of the available investment funds at any time.

Participant Accounts – Individual accounts are maintained for each legacy Union Plan participant. Each participant’s account is increased for participant and Company contributions, and an allocation of legacy Union Plan earnings. Each participant’s account is decreased for withdrawals, directly attributable expenses and an allocation of legacy Union Plan losses. Allocations are based on participant earnings or account balances, as defined by the legacy Union Plan document. The benefit amount to which a participant is entitled is the vested balance in the participant’s account.
Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in the Rockwell Collins Stock Fund. Participants’ accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.
Investments – Participants may elect to have their contributions made to any of the investment funds of the legacy Union Plan in one percent increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, their contributions are invested in the legacy Union Plan's default fund.
Investment options available to participants include various mutual funds, collective trust funds, the Rockwell Collins Small Mid (SMID) Cap Value Fund, the Rockwell Collins Stable Value Fund and the following stock fund specific to the Plan:
Rockwell Collins Stock Fund – The Rockwell Collins Stock Fund invests principally in the common stock of the Company and holds cash or liquid short term investments to allow participants to buy or sell units in the fund without the usual trade period for stock transactions. Typically, the Rockwell Collins Stock Fund holds one percent of its value in cash or liquid short-term investments. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the various fund alternatives at any time.
The legacy Union Plan has a payment option related to the investments in Company stock to reflect an Employee Stock Ownership Plan (ESOP) feature as defined by the IRC. This option allows the participants whose accounts hold shares in the Rockwell Collins Stock Fund to either receive the dividends paid on these shares in cash as taxable compensation, or to have the dividends reinvested in the legacy Union Plan with taxes deferred. Dividend payments are automatically reinvested in the legacy Union Plan unless the participant elects to receive the dividend as a taxable cash payment. Participants may change this election at any time.
Vesting – Each participant is fully vested at all times in the portion of the participant’s account that relates to participant contributions and earnings thereon. Vesting in the Company contribution portion of participant accounts, plus actual earnings thereon, is based on years of vested service, as defined in the legacy Union Plan document. Generally, a participant is 100 percent vested after three years of vested service or when the participant reaches age 65 while employed by the Company.
Notes Receivable from Participants – Notes may be obtained from the balance of a participant’s account in amounts not less than $1,000 and not greater than the lesser of $50,000, reduced by the participant’s highest outstanding note receivable balance during the 12-month period before the date of the note, or 50 percent of the participant’s vested account balance, less any outstanding notes. Participants may have up to two outstanding notes at a time. Notes are collateralized by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus one percent on the last day of the month before the note is requested. Note repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48, or 60 months or up to 120 months for the purchase of a primary residence. Payments of principal and interest are credited to the participant’s account. Notes may be paid in full at any time.
A deemed distribution results when a participant, who is classified as an employee of the Company, has defaulted on a note. Note defaults occur when a participant, who is no longer an active employee, defaults on a note or receives an actual distribution that was offset by the note amount.
Rollovers – Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Payment of Benefits – Payment of benefits for lump sum distributions or non-hardship withdrawals may be received in Company stock or in cash. Payment of benefits for annual installments or hardship withdrawals must be received in cash.
Active participants may withdraw certain amounts from their account. The funds available for participants under age 59-1/2 are funds in after-tax, rollover, ESOP dividend and Company matching sources. Participants may also withdraw pre-tax sources if they meet the requirements for a hardship withdrawal. At age 59-1/2 all vested sources may be withdrawn, except for retirement contribution sources. Participant vested amounts are payable upon retirement, death or termination of employment.
Upon retirement or termination at age 55 or later, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in annual installment payments for up to 10 years, subject to the distribution rules of the IRC, or the balance may remain in the legacy Union Plan without further contributions.

Upon termination of employment prior to reaching age 55, participants may receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum subject to the distribution rules of the IRC, or the balance may remain in the legacy Union Plan without further contributions.
Forfeited Accounts – The non-vested portion of a participant’s account is forfeited when certain terminations described in the legacy Union Plan document occur. Forfeitures remain in the legacy Union Plan and are used to reduce the Company’s contributions to the legacy Union Plan and pay administrative expenses of the legacy Union Plan. The legacy Union Plan contains specific break-in-service provisions that enable a participant’s account to be restored upon re-employment and fulfillment of certain requirements. At December 31, 2015 and 2014, forfeited non-vested accounts in the legacy Union Plan totaled $0 and $3,401, respectively. During the years ended December 31, 2015 and 2014, Company contributions in the legacy Union Plan were reduced by $6,197 and $710, respectively, from forfeited non-vested accounts.
Plan Termination – Although the Company has not expressed any intent to terminate the legacy Union Plan, the Company has the authority (subject to the collective bargaining agreements) to terminate or modify the legacy Union Plan or suspend contributions to the legacy Union Plan in accordance with ERISA. In the event the legacy Union Plan is terminated, each participant’s account will be fully vested. Benefits under the legacy Union Plan will be provided solely from legacy Union Plan assets.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The legacy Union Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition – The legacy Union Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Shares of mutual funds are valued at the closing price reported on the active market on which the mutual funds are traded on the last business day of the legacy Union Plan year, which represent the net asset value of shares held by the legacy Union Plan at year end.
The Rockwell Collins Stock Fund is stated at fair value based on the underlying Company common stock, which is valued at the closing price reported on the active market on which the stock is traded on the last business day of the legacy Union Plan year, and also includes cash.
The fair values of collective trusts (excluding collective trusts in the Rockwell Collins Stable Value Fund) are based on net asset values (NAVs). The NAVs, as obtained from the audited financial statements of the collective trusts at year end, are used as a practical expedient to estimate fair value. Each NAV is based on the underlying investments held by each collective trust. The strategy of the funds is to approximate as closely as possible, the performance of a custom benchmark index over the long term, before expenses, while providing participants the ability to purchase and redeem units on an "as of" basis. Funds may be redeemed immediately and no other redemption restrictions exist for these funds.
The Managed Income Portfolio ("MIP") fund with underlying investments in investment contracts is valued at the fair market value of the underlying investments and then adjusted by the issuer to the contract value for those investment contracts that are fully benefit-responsive. This fund was no longer offered after May 2015.
The Rockwell Collins SMID Cap Value Fund is stated at fair value based on the underlying common stock investments, which are valued at the closing price reported on the active market on which the stock is traded on the last business day of the Plan year, and also includes cash.

The fair value of the Rockwell Collins Stable Value Fund, is based on the fair value of the underlying investments held by the fund less its liabilities. The underlying investments include:

•
Collective trusts that hold constant duration synthetic guaranteed investment contracts (GICs), which are valued at fair or market value based on the NAV of shares held by the Plan at year-end. The net asset value as provided by the Trustee, is used as a practical expedient to estimate fair value. There are no known commitments or restrictions on the collective trusts except for certain withdrawal restrictions as it relates to liquidation by the Plan Sponsor. The Plan Sponsor has no plans to liquidate these funds.

•
Fixed maturity synthetic GICs, which are valued at fair value using quotes from independent pricing vendors. Fixed maturity synthetic GIC providers allow fixed maturity synthetic GICs held within the “wrap” investment contracts to be accounted for at book value, or cost plus accrued interest, where the interest rate is set for a specified period of time. The wrap investment contracts are not marketable securities, so their fair value is based on rebid or replacement cost of the contract, which fluctuates with the fair value of the fixed maturity synthetic GICs and the underwriting risk characteristics of the retirement plan.

In accordance with the FASB’s standards related to Investment Companies and Plan Accounting for Defined Contribution Pension Plans, a stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. Contract value is the amount legacy Union Plan participants would receive if they were to initiate permitted transactions under the terms of the legacy Union Plan document. The statements of changes in net assets available for benefits are presented on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the legacy Union Plan's gains and losses on investments bought and sold, as well as held, during the year.
Management fees and operating expenses charged to the legacy Union Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the legacy Union Plan document.
Administrative Expenses – Administrative expenses of the legacy Union Plan are paid by the Company and through credits from the recordkeeper for legacy Union Plan investments. Participants pay administrative costs for loan fees, overnight fees and investment advisory services.
Payment of Benefits – Benefit payments are recorded when paid. Payment requests received before the market closes on December 31 of the respective year are processed and paid on the date requested. Payment requests received after the market closes are considered to be received on the next business day. Therefore, there were no participants who had elected to withdraw from the legacy Union Plan but were not paid by December 31, 2015 and 2014.
Net Transfers Between Affiliated Plans – Along with the legacy Union Plan, the Company also sponsors the legacy Savings Plan. If an employee's status changes such that they become eligible to participate in the legacy Union Plan or the legacy Savings Plan during the year, their account balances are transferred into the corresponding plan. On December 31, 2015, account balances for all participants in the legacy Union Plan were transferred into the legacy Savings Plan. For the years ended December 31, 2015 and 2014, the net transfer out of the legacy Union Plan was $128,637,395 and $566,771, respectively.
Excess Contributions Payable – The legacy Union Plan is required to return contributions received during the plan year in excess of the IRC limits.
3. DEFINED CONTRIBUTION MASTER TRUST
As of December 31, 2014, and up until December 31, 2015, assets of the legacy Savings and Union Plans, with the exception of the notes receivable from participants, were held in the Master Trust account by the Trustee. The Master Trust was dissolved on December 31, 2015, upon the merger of the legacy Union and ARINC Plans into the legacy Savings Plan. Net assets of the Master Trust were $0 at December 31, 2015.

Each of the participating plans had an interest in the net assets of the Master Trust and changes therein. The Trustee maintained supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.
The Master Trust investments were valued at fair value at the end of each day.
The net earnings or loss of the accounts for each day were allocated by the Trustee to each participating plan's investment funds based on the relationship of the interest of each plan to the total of the interests of all participating plans.
The Master Trust held investments in collective trust funds, one of which was sponsored by the Trustee that was a stable value fund (the MIP fund). The beneficial interest of each participant in the net assets of the MIP fund was represented by units. Units were issued and redeemed daily at the MIP fund's constant NAV of $1 per unit. Distributions to the MIP fund’s unit holders were declared daily from the net investment income and automatically reinvested in the MIP fund on a monthly basis, when paid. It was the policy of the MIP fund to use its best efforts to maintain a stable NAV of $1 per unit, although there was no guarantee that the MIP fund would be able to maintain this value.
The MIP fund's fair value was estimated using net asset value per share and the fund invested in insurance contracts, fixed-income securities and money market funds to provide daily liquidity. The strategy of this fund was to provide participants with income while maintaining stability of principal. Funds could be redeemed immediately and no other redemption restrictions existed for this fund.
The net assets of the Master Trust at December 31, 2014 consisted of the following:

2014
Mutual Funds	$1,808,945,707
Rockwell Collins Stock Fund	464,058,585
Collective trusts - State Street Target Retirement funds	429,053,489
Collective trust - MIP Fund	197,261,013
Total assets at fair value	2,899,318,794
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(2,839,078)
Net Assets	$2,896,479,716

Legacy Union Plan's interest in Master Trust net assets	$120,794,167
Legacy Union Plan's percentage interest in Master Trust net assets	4.2%
The net investment income of the Master Trust for the years ended December 31, 2015 and 2014 consisted of the following:

	2015	2014
Net appreciation (depreciation) of investments:
Mutual funds	$(8,843,671)	$33,134,667
Rockwell Collins Stock Fund	42,493,599	58,514,740
Collective trusts	(34,183,587)	23,622,119
Rockwell Collins SMID Cap Value Fund	(7,605,513)	—
Rockwell Collins Stable Value Fund	2,255,462	—
Net appreciation (depreciation)	(5,883,710)	115,271,526
Interest and dividends	63,307,301	115,118,557
Net investment income	$57,423,591	$230,390,083

Legacy Union Plan's portion of Master Trust investment income	$3,129,578	$11,008,406

The Master Trust’s investments at fair value that exceeded five percent of Master Trust net assets as of December 31, 2014 were as follows:

Description of Investment	2014
Rockwell Collins Stock Fund*	$464,058,585
Vanguard Primecap Fund - Admiral Class	317,366,163
Vanguard Institutional Index Plus	225,096,627
Fidelity Managed Income Portfolio Fund II*, at contract value	194,421,935
Vanguard Total Bond Market Index Fund - Institutional Shares	173,772,262
Fidelity Mid-Cap Stock Fund - Class K*	159,804,369
*Represents a party-in-interest to the Master Trust.
Information about the net assets and the significant components of the changes in net assets relating to the partially nonparticipant-directed investments held in the Master Trust as of December 31, 2014, and for the year then ended, is as follows:

2014
Net Assets - Rockwell Collins Stock Fund - Beginning of year	$422,244,892
Change in Net Assets:
Net appreciation in fair value of investments	58,514,740
Dividends	6,619,715
Contributions	46,808,641
Benefit payments	(30,832,005)
Net transfers to participant-directed investments	(39,297,398)
Net change	41,813,693
Net Assets - Rockwell Collins Stock Fund - End of year	$464,058,585

Legacy Union Plan's interest in partially nonparticipant-directed investments	$25,102,925
4. PLAN ASSETS
Information about the net assets, and the significant components of the changes in net assets, relating to the partially nonparticipant-directed investments held as of December 31, 2015, and held for the year then ended, is as follows:

2015
Net Assets - Rockwell Collins Stock Fund - Beginning of year	$25,102,925
Change in Net Assets:
Net appreciation in fair value of investments	2,322,102
Dividends	373,171
Contributions	3,002,054
Benefit payments	(2,180,034)
Net transfers to participant-directed investments	(1,482,386)
Transfer to new Rockwell Collins Retirement Savings Plan	(27,137,832)
Net change	(25,102,925)
Net Assets - Rockwell Collins Stock Fund - End of year	$—
5. FAIR VALUE MEASUREMENTS
The FASB’s standard related to fair value measurements defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The standard indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The standard established a valuation hierarchy for disclosure of the inputs to valuation techniques used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument
Level 3 - unobservable inputs based on the legacy Union Plan's own assumptions used to measure assets and liabilities at fair value
Asset Valuation Techniques - Shares of mutual funds held are categorized as Level 1. They are valued at closing quoted market prices on the active market on which the mutual funds are traded on the last business day of the legacy Union Plan year.
Shares of the Rockwell Collins Stock Fund are categorized as Level 1. They are valued based on the underlying Company common stock, which is valued at closing quoted market prices on the active market on which the stock is traded on the last business day of the legacy Union Plan year.
Investments in collective trust funds are valued based upon the redemption price of units held by the legacy Union Plan, which is based on the current fair value of the collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in collective trust funds are categorized as Level 2.
The MIP stable value fund was valued at the fair market value of its underlying investments. The underlying investments were categorized as Level 2. See Note 3 for more information about the underlying investments of the MIP fund.
A financial asset's or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The fair value of the Master Trust assets as of December 31, 2014 was as follows:
Fair Value Measurements
at December 31, 2014, using

		Significant other	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual Funds:
Large Cap	$747,998,063	$—	$—	$747,998,063
Mid Cap	440,607,876	—	—	440,607,876
Small Cap	73,690,040	—	—	73,690,040
Foreign	201,210,145	—	—	201,210,145
Bond/Managed Income	173,772,262	—	—	173,772,262
Money Market	18,813,672	—	—	18,813,672
Blended/Balanced	152,853,649	—	—	152,853,649
Rockwell Collins Stock Fund	464,058,585	—	—	464,058,585
Collective trusts - State Street Target Retirement funds	—	429,053,489	—	429,053,489
Collective trust - MIP (stable value fund)	—	197,261,013	—	197,261,013
Total Master Trust assets at fair value	$2,273,004,292	$626,314,502	$—	$2,899,318,794
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no investments held by the Master Trust that changed levels during the year ended December 31, 2014.

6. FEDERAL INCOME TAX STATUS
The Internal Revenue Service (the IRS) has determined and informed the Company by a letter dated February 27, 2015, that the legacy Union Plan and related trust are designed in accordance with the applicable sections of the IRC. On December 31, 2015, the legacy Union Plan was merged into the legacy Savings Plan. On February 1, 2016, a determination letter request was submitted to the IRS for the new Rockwell Collins Retirement Savings Plan, and is still under review. On May 27, 2016, the Company filed an application (the Application) for a compliance statement for the new Rockwell Collins Retirement Savings Plan from the IRS under the Voluntary Correction Program (VCP) with respect to certain operational errors discovered by the Company, including operational errors related to the legacy Union Plan prior to the merger. The Application is still under review by the IRS.

Accounting principles generally accepted in the United States of America require legacy Union Plan management to evaluate tax positions taken by the legacy Union Plan and recognize a tax liability (or asset) if the legacy Union Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The legacy Union Plan Administrator has analyzed the tax positions taken by the legacy Union Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The legacy Union Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The legacy Union Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2015 and 2014, the Master Trust held Company common stock with a market value of $0 and $459,750,889, respectively. During the years ended December 31, 2015 and 2014, the Master Trust recorded dividend income from the Company of $6,871,734 and $6,619,715, respectively.
Certain legacy Union Plan investments were managed by the Trustee and these transactions qualify as exempt party-in-interest transactions. Fees paid by the legacy Union Plan for investment management services are included as a reduction of the return earned on each investment fund.
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014:

2014
Net assets available for benefits per the financial statements	$125,024,073
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	132,030
Net assets per the Form 5500	$125,156,103

For the year ended December 31, 2015, the following is a reconciliation of the increase in net assets per the financial statements to the Form 5500:

2015
Investment income per the financial statements	$3,129,578
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, current year	—
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, prior year	(132,030)
Investment income per the Form 5500	$2,997,548

* * * * *

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.
ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

/s/ Rosa F. Barone	Date:	June 24, 2016
Rosa F. Barone
Plan Administrator

/s/ Patrick E. Allen	Date:	June 24, 2016
Patrick E. Allen
Senior Vice President & Chief Financial Officer